SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Digitas Inc.
(Name of Subject Company)

Pacific Acquisition Corp.
Publicis Groupe S.A.
(Name of Filing Person - Offeror)

     Common Stock, Par Value $0.01 Per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

25388K104
(CUSIP Number of Class of Securities)

Russell Kelley
Publicis Groupe S.A.
133 Avenue des Champs Elysées
75008 Paris, France
Telephone: (33) 1 44 43 70 00
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

     Elliott V. Stein
Joshua R. Cammaker
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,375,666,888.50	$147,196.36

* Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of Digitas Inc. at a purchase price of $13.50 cash per share and 86,871,078 shares issued and outstanding, outstanding options with respect to 14,250,173 shares and outstanding warrants with respect to 780,000 shares, in each case as of December 15, 2006.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $147,196.36	Filing Party: Publicis Groupe S.A./Pacific Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: December 26, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France ("Publicis"), and Pacific Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Publicis (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred stock purchase rights (the "Shares"), of Digitas Inc., a Delaware corporation ("Digitas") at $13.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 26, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:

     Section 15, “Legal Matters; Required Regulatory Approvals,” of the Offer to Purchase is hereby amended and supplemented as follows:

     The second sentence of the second paragraph under the caption “Antitrust” in Section 15 of the Offer to Purchase is amended and restated as follows:

“Pursuant to the HSR Act, on January 3, 2007, Publicis filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. If not earlier terminated by, or extended by a request from, the FTC and the Antitrust Division, the 15-calendar day waiting period will expire at 11:59 p.m., New York City time, on January 18, 2007.”

     Section 16, “Employment and Compensation Arrangements,” of the Offer to Purchase is hereby amended and supplemented as follows:

     The third paragraph and the table below it in Section 16 of the Offer to Purchase are amended and restated as follows:

“The table below sets forth the amount of retention bonus for Messrs. Kenny and Reidy, and Ms. Lang. Additionally, it sets forth, as of December 22, 2006, the number of unvested stock options, and the dollar value of Restricted Shares at the Offer price, held by each such officer.

Officer	Retention Bonus	Unvested Stock	Restricted Shares ($)
	($)	Options
David W. Kenny	1,942,188	43,750	1,451,115
Laura W. Lang	1,263,474	71,875	1,079,636
Martin F. Reidy	1,105,611	68,750	576,815

On December 29, 2006, Messrs. Cloutier and Roberts and Ms. Irvine entered into letter agreements with Digitas which amended the terms described above. Pursuant to the letter agreements, the parties have agreed that while it is anticipated that these officers will continue employment for at least six months following consummation of the Offer, they will be deemed terminated upon consummation of the Offer for purposes of the severance provisions of their agreements, and will receive the benefits described above as if they had been terminated on that date. The parties have further agreed with each of these officers that if such officer remains employed through the six-month anniversary of consummation of the Offer, in lieu of any payment under Digitas’ bonus plan, the officer will receive a $200,000 retention bonus and the remaining base salary installments of the severance benefit will be distributed in a lump sum. Each officer will also earn these benefits if terminated by Digitas without cause (as defined in the letter agreements) prior to such anniversary, but in the event of any voluntary termination or a termination by Digitas for cause, the retention bonus will be forfeited and the remaining base salary installments of the severance benefit will continue to be paid in installments. Pursuant to the letter agreements, each officer has waived the right to any further severance benefits upon a future termination of employment with Digitas and its affiliates.

The table below sets forth the amount of deemed cash severance for Messrs. Cloutier and Roberts and Ms. Irvine that will begin to be paid upon consummation of the Offer (assuming compensation information in effect as of December 26, 2006). Additionally, it sets forth, as of December 22, 2006, the number of unvested stock options, and the dollar value of Restricted Shares at the Offer price, held by each officer.

	Deemed
Officer	Cash Severance	Unvested Stock	Restricted Shares ($)
	Amount ($)	Options
Ernest W. Cloutier	641,750	6,250	124,673
Cella M. Irvine	1,022,000	46,875	543,065
Brian K. Roberts	714,000	41,250	248,373

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007

PACIFIC ACQUISITION CORP.
By: /s/ Russell Kelley
Name: Russell Kelley
Title: Vice President and Director

PUBLICIS GROUPE S.A.
By: /s/ Russell Kelley
Name: Russell Kelley
Title: General Counsel